SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g)
                           of the Securities Exchange
 Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d)
                                of the Securities
                              Exchange Act of 1934.

                        Commission File Number 000-26585


                              musicmaker.com, Inc.
                              --------------------
             (Exact name of registrant as specified in its charter)


       888 Seventh Avenue, 17th Floor, New York, NY 10019, (212) 974-5700 (Address, including zip code, and telephone number, including area code, of registrant's
                          principal executive offices)


                         Preferred Share Purchase Rights
                         -------------------------------
            (Title of each class of securities covered by this Form)


                         Common Shares, par value $0.01
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)     [x]   Rule 12h-3(b)(1)(ii)    [  ]
            Rule 12g-4(a)(1)(ii)    [ ]   Rule 12h-3(b)(2)(i)     [  ]
            Rule 12g-4(a)(2)(i)     [ ]   Rule 12h-3(b)(2)(ii)    [  ]
            Rule 12g-4(a)(2)(ii)    [ ]   Rule 15d-6              [  ]
            Rule 12h-3(b)(1)(i)     [x]


Approximate number of holders of record as of the certification or notice date:

Description of Security                         Number of Holders
-----------------------                         -----------------
Preferred Share Purchase Rights                             0

      Pursuant to the requirements of the Securities Exchange Act of 1934, musicmaker.com, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: February 28, 2002                         MUSICMAKER.COM, INC.


                                          By: /s/ James A. Mitarotonda
                                              ----------------------------
                                          Name:  James A. Mitarotonda
                                          Title: President and Chief
                                                 Executive Officer